Mail Stop 4720

February 16, 2010

Steven Nichtberger, MD
President and Chief Executive Officer
Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403

> **Re:** **Tengion, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2010**
> **File No. 333-164011**

Dear Dr. Nichtberger:

We have reviewed your filing and response letter dated January 29, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us where you intend to include the graphic included in Appendix I to your response letter dated January 29, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates, page 38

2. Please tell us why you state in your response to comment 24 that quantitative analysis is not practicable, since assumptions such as estimated future cash flows and incurred costs are quantifiable assumptions. Revise your discussion to quantify the reasonably likely changes in your assumptions and their financial statement impact.

Stock-Based Compensation, page 41

3. Clearly indicate the stock issuances you based the fair value of the underlying common stock on a third party contemporaneous valuation and/or preferred stock sales price. In addition, if your valuations differ from those provided by your independent valuation specialist or those derived from simply applying the conversion ratio to the preferred stock sales price, explain why such adjustments are reasonable. Please also disclose if you have changed the valuation method between each valuation date.

4. You appear to value all common shares at the same amount derived at the most recent valuation date based on the common stock valuation dates you disclose on page 42 and the fair values you disclose on page 43 and 44. Please disclose the events that triggered changes in the fair value of your common stock given your disclosure that the valuations were performed concurrently upon the achievement of significant milestones or major financing events, and since your valuation methodology appears to result in significant fluctuations in the assumed fair value of the underlying common stocks over a period as short as one day. In addition, quantify the effects of the significant milestone or financing events and the impact of financial market conditions separately as of each valuation date.

5. Your description of the common stock valuation methodology appears to indicate that you consider companies to be similar to you simply based on their industry and their field of medical technology. Please tell us how you factored in differences in operating results, capital requirements, potential of proprietary technologies and the product development stage in selecting the companies that are similar to you.

Business, page 54

Product Pipeline, page 57

6. Your disclosure on page 42 appears to indicate that you are able to estimate the costs and timing of commercializing your product candidates. Therefore, please disclose this information for each of your product candidates. If necessary, you may provide this information as a range of costs or expected timing.

Urologic Product Candidates, page 57

7. On page 60, you state that "based upon a review of scientific literature, as many as 23% of patients with bowel tissue conduits have recurrent urinary tract infections, or UTIs, and approximately 10% to 17% of bowel tissue conduit patients have UTIs that reach the kidney." Please revise to disclose the scientific literature which supports these statements.

8. On page 68, you state that "Complications with vascular access… account for approximately 17% to 25% of all dialysis patient hospitalizations." Please confirm that you obtained this information from the 2009 Annual Data Report prepared by the United States Renal Data System. Alternatively, please revise your disclosure to attribute the statement to the source from which you obtained the information.

License Agreements and Research Agreements, page 65

9. Please revise your discussion regarding your license agreement with Wake Forest University to disclose that you have not made any payments to date under this agreement and disclose the minimum amount of annual funding under this agreement as this appears to be a material term of this agreement.

Management, page 82
2010 Stock Option and Incentive Plan, page 103

10. Please file a copy of your 2004 Equity Plan. In addition, after you adopt your 2010 Stock Option and Incentive Plan, please file a copy of this plan.

Financial Statements
Notes to Financial Statements
(13) Commitments and Contingencies
(b) License Agreements, page F-29

11. Please disclose the amount of license maintenance fees payable under the license agreement with Wake Forest University Health Sciences. These fees should also be included in your contractual obligations table.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Nakada at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin T. Collins, Esq.
        Martin C. Glass, Esq.
        Jason M. Casella, Esq.
        Goodwin Procter LLP
        The New York Times Building
        620 Eighth Avenue
        New York, NY 10018